Shack Siegel Katz & Flaherty P.C.
Counselors-at-Law

530 Fifth Avenue
New York, New York 10036

TELEPHONE: (212) 782-0700
FACSIMILE: (212) 730-1964

Pamela E. Flaherty		Direct Dial: (212) 782-0708
pflaherty@sskfny.com		Direct Fax: (646) 366-3724

April 29, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. John Hartz
Senior Assistant Chief Accountant

Re:	Enodis plc - Form 20-F for the fiscal year ended October 2, 2004
File No. 1-15032

Ladies and Gentlemen:

This letter is in response to your comment letter dated April 18, 2005 (the “Staff’s Letter”) regarding the Staff’s review of the above referenced Form 20-F (the “20-F”) of Enodis plc (the “Company”). For ease of reference, we have included your headings and comments along with our responses.

Comment applicable to your overall filing

Comment 1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to U.S. GAAP literature. If your accounting under U.K. GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosure that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings beginning to the extent practical with your report of Form 6-K accounting results for the 26 weeks ending about April 2, 2005.

Response:	The Company’s responses and suggested additional disclosures for future filings are set forth below.

Shack Siegel Katz & Flaherty P.C.

Securities and Exchange Commission	2	April 29, 2005

Item 3. Key Information

Selected Financial Data, Page 2

Comment 2.
Based on your response to our comment 2 [in the Staff’s previous letter dated March 16, 2005], we would not object to your suggestion regarding only including the ADS information in the Selected Financial Data.

Response:	The Company advises that it will make disclosure of the ADS information in the Selected Financial Data in future filings.

Financial Statements

2. Accounting policies, Page F-8

Comment 3.
We have read your response to our comments 11 and 12. Please expand your disclosure to specify which line item within operating profit/(loss) your licensing costs and shipping, handling, inspection and distribution costs incurred by you are included. If you currently exclude these shipping related costs from food equipment costs, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include these costs in cost of sales and others like you exclude these costs from gross margin, including them instead in a line item, such as corporate costs.

Refer to paragraph 6 of EITF 00-10.

Response:
The Company advises that all licensing and shipping, handling, inspection and distribution costs are included in the food equipment operating profit/(loss) line item shown on the Consolidated Statements of Profit and Loss Account. The Company does not include such amounts within corporate costs.

The Company proposes to confirm this in its future MD&A discussions to assist the users of our financial statements. Additionally, the Company will clarify its accounting policy disclosures in Note 2 to the financial statements in its future Form 20-F filings as follows:

“Shipping, handling, inspection and distribution costs. All shipping, handling, inspection and distribution costs incurred are included in food equipment operating profit/(loss).

Licensing costs. Costs incurred in connection with licensing intellectual property from third parties are included in food equipment operating profit/(loss).”

Shack Siegel Katz & Flaherty P.C.

Securities and Exchange Commission	3	April 29, 2005

28. Supplementary Information for U.S. Investors

Consolidated Statements of Cash Flows, Page F-54

Comment 4.	We have read your response to our comment 17. It appears as though the detail relating to operating activities was excluded. Ensure this information is included in your disclosure in future filings.

Response:	The Company proposes to include additional information relating to operating activities on page F-54 in its future Form 20-F filings, as follows:

“Consolidated U.K. GAAP cash flow information as presented in accordance with U.S. GAAP:

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)
Cash was provided by/(used in):

Operating activities:
Net income	£43.9	£9.4	£(87.0)
Depreciation	11.5	12.4	15.7
Amortization of goodwill	12.2	13.8	67.9
Deferred taxation	(25.0)	(0.1)	(0.8)
(Gain)/loss on sale	(2.2)	(3.3)	38.1
Equity minority interests	0.1	0.1	0.2
Changes in operating assets and liabilities:
- Provisions (net)	(3.3)	1.7	(7.8)
- (Increase)/decrease in stock	(10.8)	2.6	11.4
- Decrease/(increase) in debtors	2.1	7.5	19.7
- Increase/(decrease) in creditors	23.9	3.4	(11.4)
Net cash inflow/(outflow) from operating activities	52.4	47.5	46.0

Investing activities:
Payments to acquire tangible fixed assets	(14.0)	(10.0)	(9.9)
Receipts from sale of tangible fixed assets	0.6	0.6	0.9
Acquisition of subsidiary undertakings	(0.8)	-	-
Proceeds on disposal of subsidiary undertakings	-	-	88.6
Investing activities	(14.2)	(9.4)	79.6

Financing activities:
Issue of shares	0.4	-	70.3
Additional borrowings	29.8	-	160.8
Repayment of borrowings	(92.8)	(32.3)	(403.3)
Capital element of finance lease repayments	-	(0.2)	(0.5)
Issue of 10⅜% senior subordinated bonds	-	-	100.0
Financing fees paid	(0.5)	-	(18.9)
Financing activities	(63.1)	(32.5)	(91.6)

Discontinued operations	-	(1.3)	-
Currency realignment	(0.4)	0.7	(0.7)
Net increase/(decrease) in cash	(25.3)	5.0	33.3
Cash and cash equivalents at the beginning of the period	77.7	72.7	39.4
Cash and cash equivalents at the end of the period	£52.4	£77.7	£72.7”

Shack Siegel Katz & Flaherty P.C.

Securities and Exchange Commission	4	April 29, 2005

We are available to discuss any of the Company’s responses and await any further comments the Staff may have concerning these responses. Please feel free to call the undersigned at (212)782-0708.

Very truly yours,

/s/ Pamela E. Flaherty